Exhibit 99.82

Date: News Release: Ticker Symbols:	May 08, 2025 25-12 TSXV: MOON; OTCQX: BMOOF

BLUE MOON METALS ANNOUNCES START OF MOBILIZATION FOR NUSSIR UNDERGROUND DEVELOPMENT, FOLLOW ON EQUITY INVESTMENT OF C$1.13M FROM MINING CONTRACTOR AND ENGAGEMENT OF MARKET MAKER

TORONTO, Ontario – May 8, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce the mobilization of Leonhard Nilsen & Sønner AS (“LNS”) in preparation for underground development of the exploration decline and confirmation of underground mining parameters at its Nussir Copper-Gold-Silver Project in Northern Norway (the “Project”). LNS is a highly skilled world class tunneling and mining contractor with extensive experience working in northern Norway and other jurisdictions. The work to be completed over the next year is expected to provide key inputs for engineering studies that the Company anticipates will lead to a final investment decision for the entire Project in 2026, including mine, process plant and tailings infrastructure.

Follow on Equity Investment

In addition to its initial C$4.2 million subscription that closed on December 19, 2024, LNS agreed to subscribe for an additional C$2.2 million of Blue Moon common shares upon the occurrence of two milestones, the first being the start of LNS underground mobilization at the Project, and the second being the date that is 10 months thereafter. With the Company achieving the first milestone, LNS subscribed for 376,833 common shares of Blue Moon at a price of C$3.00 per share for aggregate gross proceeds of C$1.13M (the “Financing”).

The Financing was approved by the TSX Venture Exchange (“TSXV”) and closed on May 8, 2025. No finder’s fees were paid in connection with the Financing, and the Common Shares issued pursuant to the Financing will be subject to a statutory 4-month and one day hold period from the date of issuance. The proceeds from the Financing will be used for underground development at the Project.

Engagement of Red Cloud Securities Inc.

Blue Moon has retained Red Cloud Securities Inc. (“Red Cloud”) to provide market stabilization and liquidity services in accordance with policies of the TSXV. Under the agreement, Red Cloud will trade the securities of the Company on the TSXV, adhering to regulatory exchange policies, to maintain market stability and liquidity for the Company’s common shares (“Services”).

In consideration for the Services, the Company will pay Red Cloud a monthly fee of $7,000 for a minimum term of three months. The fee for the first month shall be paid in advance and thereafter on a monthly basis. The agreement has a one-year term and may be terminated by either party upon 30 days’ written notice, after the initial minimum term of three months. Blue Moon and Red Cloud are unrelated and unaffiliated entities and, as at the time of the agreement, Red Cloud does not hold any interest, directly or indirectly, in the securities of Blue Moon. Red Cloud will not receive shares or options as compensation and the capital used for market-making will be provided by Red Cloud.

Red Cloud Securities Inc. is a Toronto-based Investment Dealer and a member of the Canadia Investment Regulatory Organization (CIRO), focused on providing a full range of brokerage services to all investor types focused in the junior resource sector. Its services include Investment Banking, Research, Institutional and Retail Trading, Institutional Sales, and Retail Investment Advisory services.

Date: News Release: Ticker Symbols:	May 08, 2025 25-12 TSXV: MOON; OTCQX: BMOOF

Stock Option Grant

The Company has granted a total of 24,000 incentive stock options under the Company’s share compensation plan to a consultant of the Company. The stock options have an exercise price of $3.00 per stock option and are exercisable for a period of five years from the date of grant. The stock options vest over three years with a third vesting every year and are governed by the terms and conditions of the Company’s stock option plan.

Qualified Person

The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the NSG copper-zinc-gold-silver project in Norway. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws relating to, among other things, the projections regarding the completion of work over the next year, the anticipated contribution of such work, the expected timing of a final investment decision for the Project in 2026, subscription of addition common shares by LNS, the statements regarding the use of proceeds from the Financing, and the maintenance of market stability and liquidity pursuant to the agreement with Red Cloud. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

Date: News Release: Ticker Symbols:	May 08, 2025 25-12 TSXV: MOON; OTCQX: BMOOF

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include risks inherent in the exploration, development and operation of mineral deposits, including uncertainty of mineral resource estimates, risks of results not being as anticipated, risks of an investment decision not being made by 2026, risks of not achieving production, risks relating to changes in prices and the worldwide demand for and supply of minerals, risks related to increased competition and current global financial conditions, access and supply risks, reliance on mining contractor, operational risks, risks related to operations in foreign and developing countries and compliance with foreign laws, including risks relating to the acquisition of the necessary licenses and permits, capitalization and liquidity risks, title and environmental risks and risks relating to the failure to receive regulatory approvals. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.